Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our reports dated June 26, 2009, relating to the financial statements and financial statement schedule of Top Ships Inc. and subsidiaries (the "Company"), (which report expresses an unqualified opinion and includes an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern), and the effectiveness of the Company's internal control over financial reporting, appearing in the Annual Report on Form 20-F of Top Ships Inc. for the year ended December 31, 2008, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte. Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
July 1, 2009

SK 23116 0005 1010291 v2